ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated March 9, 2009

Yield Optimization Notes with Contingent Protection

Enhanced Income Strategies for Equity Investors

UBS AG $•   Notes linked to Oil Service HOLDRSSM Trust due on or about March 25, 2011

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are notes issued by UBS AG (“UBS”) linked to the performance of the depositary receipts of Oil Service HOLDRSSM Trust (the “Fund”). The Fund is an exchange traded fund that generally invests in the common stock of a group of specified companies that, among other things, provide drilling, well-site management, and related products and services for the oil service industry. The Notes pay an enhanced coupon and provide either a return of principal or the cash equivalent of depositary receipts of the Fund at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive the cash equivalent of a depositary receipt of the Fund at maturity for each Note held that is worth less than your principal. At maturity, you will receive the cash equivalent of one depositary receipt of the Fund (subject to adjustment in the case of certain events described in the accompanying YONCP product supplement under “General Terms of the Notes — Antidilution Adjustments”) for each of your Notes if the closing price of a single depositary receipt of the Fund on the final valuation date (the “final price”) is below a specified price (the “Trigger Price”). Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the depositary receipts of the Fund. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the securities until maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer.

Features
☐	Income: Regardless of the performance of the Fund, we will pay you enhanced coupons designed to compensate you for the fact that you could lose some or all of your principal.
☐	Tactical Investment Opportunity: If you believe the Fund will trend sideways over the term of the Notes – neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Note may provide improved performance compared to a direct investment in the Fund.
☐	Contingent Protection Feature: If you hold the Notes to maturity and the Fund does not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of UBS AG, and you will not participate in any appreciation of the Fund. If you hold the Notes to maturity and the Fund closes below the trigger price on the final valuation date, you will receive the cash equivalent of one depositary receipt of the Fund for each of your Notes, which will be less than your principal and may be zero.

Key Dates*

Trade Date	March 20, 2009
Settlement Date	March 25, 2009
Final Valuation Date	March 21, 2011
Maturity Date	March 25, 2011
*	The Notes are expected to price on or about March 20, 2009 and settle on or about March 25, 2009. In the event that we make any changes to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
Offering of Notes

The coupon rate, initial price and trigger price for the Notes will be set on the trade date.

Underlying	Coupon per Annum*	Initial Price	Trigger Price	CUSIP	ISIN
Oil Service HOLDRSSM Trust	12.00% to 14.25%	•	70% of Initial Price	90265G402	US90265G4029
*	Paid monthly in arrears in 24 equal installments.

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the YONCP product supplement relating to the Notes, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 6 and the more detailed “Risk Factors” beginning on page PS-10 of the YONCP product supplement relating to the Notes for risks related to an investment in the Notes. Your Note does not guarantee any return of principal at maturity. At maturity, if you receive the cash equivalent of depositary receipts of the Fund, it will be less than your principal and may be zero.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying YONCP product supplement or prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS AG and are not FDIC insured.

Price to Public		Underwriting Discount		Proceeds to UBS AG
Total	Per Security	Total	Per Security	Total	Per Security
•	100%	•	2.75%	•	97.25%

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Notes that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	YONCP product supplement dated January 14, 2009

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000079/v137052_690302-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, references to the “YONCP product supplement” mean the UBS product supplement, dated January 14, 2009, relating to the Notes generally, and references to the “accompanying prospectus” mean the UBS prospectus, dated January 13, 2009.

Indicative Terms of the Notes

Issuer	UBS AG, Jersey Branch
Principal Amount per Note	Equal to the initial price (as defined below) of one depositary receipt of the Fund
Term	24 months(1)
Coupon Payment	Coupon paid in arrears in twenty-four equal monthly installments based on the coupon per annum, regardless of the performance of the Fund. The coupon per annum is expected to be between 12.00% to 14.25%, and will be determined on the trade date. The table below assumes a coupon per annum of 13.00%.
1st Installment through 24th Installment(2):	1.0833%.
Trigger Price(3)	70% of the Initial Price
Payment at Maturity (per Note)	➢ If the final price of the Fund is not below the trigger price on the final valuation date, at maturity we will pay you an amount in cash equal to your principal amount.
➢ If the final price of the Fund is below the trigger price on the final valuation date, at maturity we will pay you the cash equivalent of one depositary receipt of the Fund for each Note you own.
Each Note is not fully principal protected. The cash equivalent of depositary receipts of the Fund you may receive at maturity would be less than your principal and may be zero.
Closing Price	On any trading day, the last reported sale price of one depositary receipt of the Fund on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent
Initial Price	The closing price of one depositary receipt of the Fund on the trade date
Final Price	The closing price of one depositary receipt of the Fund on the final valuation date

Determining Payment at Maturity

You will receive the cash equivalent of one depositary receipt of the Fund for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying YONCP product supplement and this free writing prospectus).

♦	The cash equivalent of the depositary receipts of the Fund you receive at maturity will be less than the principal amount of your Notes.

Your Notes are not fully principal protected. The cash equivalent of depositary receipts of the Fund you may receive at maturity would be less than your principal and may be zero.

(1)	In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.
(2)	Based on an assumed coupon per annum of 13.00%; actual rate to be determined on the trade date. Coupon payments will be paid on the coupon payment dates listed in the table of coupon payment dates on page 4 of this free writing prospectus.
(3)	Principal protection is provided by UBS, and, therefore, is dependent on the ability of UBS to satisfy its obligations when due.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.
♦	You are willing to receive the cash equivalent of depositary receipts of the Fund at maturity that will be less than your principal and may be zero.
♦	You believe the market price of the Fund is not likely to appreciate by more than the sum of the coupons paid on the Notes.
♦	You believe the final price of the Fund is not likely to be below the trigger price.
♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the Fund.
♦	You are willing to accept the risk of fluctuations in the market price of the Fund.
♦	You are willing to invest in the Note based on the anticipated coupon range (the actual coupon rate will be determined on the trade date).
♦	You are willing to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.
♦	You are not willing to receive the cash equivalent of depositary receipts of the Fund at maturity.
♦	You believe the market price of the Fund is likely to appreciate by more than the sum of the coupons paid on the Notes.
♦	You believe the final price of the Fund is likely to be below the trigger price.
♦	You are not willing to make an investment that will be exposed to the same downside risk as an investment in the Fund.
♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦	You are unable or unwilling to hold the Notes to maturity.
♦	You seek an investment for which there will be an active secondary market.
♦	You are not willing or are unable to assume the credit risk associated with UBS, as Issuer of the Notes.
Coupon Payment Dates

Coupon will be paid in arrears in twenty-four equal monthly installments on the coupon payment dates listed below:

April 27, 2009	April 26, 2010
May 26, 2009	May 25, 2010
June 25, 2009	June 25, 2010
July 27, 2009	July 26, 2010
August 25, 2009	August 25, 2010
September 25, 2009	September 27, 2010
October 26, 2009	October 25, 2010
November 25, 2009	November 26, 2010
December 29, 2009	December 29, 2010
January 25, 2010	January 25, 2011
February 25, 2010	February 25, 2011
March 25, 2010	March 25, 2011

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement. The following discussion supplements the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and UBS hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as an investment unit consisting of a non-contingent debt instrument and a put option contract in respect of the depositary receipts of the Fund. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Debt component — Because the Notes have a term greater than one year, amounts treated as interest on the debt component would be includible in income by you in accordance with your regular method of accounting for interest for United States federal income tax purposes.

Put option component — The put option component would generally not be taxed until sale or maturity. If the closing price of a single depository receipt of the Fund is not below the trigger price on the final valuation date, the put option will not be exercised at maturity, and you will receive an amount in cash equal to your principal amount. The put option component of received payments would be taxed as a short-term capital gain at that time. If the closing price of a single depository receipt of the Fund is below the trigger price on the final valuation date, the put option will be exercised at maturity, and you will receive an amount in cash equal to the cash equivalent of one depository receipt of the Fund for each Note you own. You would recognize a short-term capital gain or loss equal to (i) the amount of cash received less (ii) your principal amount less the total put option component of payments received.

With respect to coupon payments you receive, you agree to treat such payment as consisting of interest on the debt component and a payment with respect to the put option as follows:

Underlying	Coupon per Annum (to be determined on trade date)	Debt Component per Annum	Put Option Component per Annum
Oil Service HOLDRSSM Trust	12.00% to 14.25%	• %	• %

Upon sale or exchange of your Notes you would be required to apportion the value of the amount you receive between the Debt Portion and the Put Option on the basis of the fair market values thereof on the date of sale or exchange. Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Debt Portion, any gain or loss recognized with respect to the Debt Portion would be capital gain or loss (and such gain or loss would be long-term to the extent that you have held the Note for more than one year) and the amount of cash that is apportioned to the Put Option (together with any amount of premium received in respect thereof and deferred as described above) would be treated as short-term capital gain.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent debt instrument subject to special U.S. Treasury Regulations governing contingent debt instruments. If the Notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your Notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent debt instrument with that projected payment schedule. This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the Notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield. These rules would generally have the effect of (i) treating each payment of stated interest on your Notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your Notes. It is also possible that pursuant to some other characterization, the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in “Supplemental U.S. Tax Considerations” on page PS-38 for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-38 unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion under “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the YONCP product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

♦	Risk of Loss of Contingent Protection — Your principal will be protected only if the final price of the Fund is not below the Trigger Price on the final valuation date and the Notes are held to maturity. If the final price of the Fund is below the Trigger Price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the Fund. Greater expected volatility with respect to the Fund reflects a higher expectation as of the trade date that the Fund could close below the Trigger Price on the final valuation date of the Note. This greater expected risk will generally be reflected in a higher coupon payable on the Notes. The Fund’s volatility, however, can change significantly over the term of the Notes. The price of the Fund could fall sharply, which could result in a significant loss of principal.
♦	The amount you receive on the Notes at maturity will not exceed their stated principal amount — Even though you will be subject to the risk of a decline in the price of the Fund, you will not participate in any appreciation in the price of the Fund. Your return on the Notes will not exceed the coupon payable on the Notes.
♦	Single ETF Risk — The price of the Fund can rise or fall sharply due to factors specific to the Fund, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose common shares are held by the Fund.
♦	The value of the Fund may not completely track the value of the shares of the securities in which the Fund invests — Although the trading characteristics and valuations of the Fund will usually mirror the characteristics and valuations of the shares of the securities in which the Fund invests, the value of the Fund may not completely track the value of the shares of the securities in which Fund invests. The value of the Fund will reflect transaction costs and fees that the shares of the securities in which Fund invests do not have. In addition, although Fund may be currently listed for trading on an exchange, there is no assurance that an active trading market will continue for the Fund or that there will be liquidity in the trading market.
♦	Fluctuation of NAV — The net asset value (the ``NAV”) of the Fund may fluctuate with changes in the market value of the Fund’s securities holdings. The market price of the Fund may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of one depositary receipt of the Fund may differ from its NAV per depositary receipt; depositary receipts of the Fund may trade at, above or below their NAV per depositary receipt.
♦	There may be little or no secondary market for the Notes — No offering of the Notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the Notes may not develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in each offering of the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the initial price to public; and as a result, you may suffer substantial losses.
♦	Owning the Notes is not the same as owning the depositary receipts of the Fund — The return on your Notes may not reflect the return you would realize if you actually owned the depositary receipts of the Fund. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the depositary receipts of the Fund over the term of your Notes. Furthermore, the depositary receipts of the Fund may appreciate substantially during the term of your Notes and you will not participate in such appreciation.
♦	Credit of UBS — The Notes are senior unsecured debt obligations of the issuer, UBS and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of UBS, to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.
♦	Price prior to maturity — The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the depositary receipts of the Fund, the expected price volatility of the depositary receipts of the Fund, the income dividend rate on the depositary receipts of the Fund, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.
♦	Impact of fees on secondary market prices — Generally, the market price of the Notes in the secondary market is likely to be lower than the issue price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on market price of depositary receipts of the Fund — Trading or transactions by UBS or its affiliates in the depositary receipts of the Fund and/or over-the-counter options, futures or other instruments with returns linked to the performance of the Fund or the equity securities held by the Fund may adversely affect the market price of the depositary receipts of the Fund and, therefore, the market value of your Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the equity securities that are held by the Fund, which may present a conflict between the obligations of UBS and you, as a holder of the Notes. The calculation agent, an affiliate of UBS, will determine whether the final price of the Fund on the final valuation date is below the

Trigger Price and, accordingly, the payment at maturity on your Notes. The calculation agent may postpone the maturity date if a market disruption event occurs or is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have recently published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation regarding merits of investing in the Notes and the Fund to which the Notes are linked.
♦	Industry concentration — The common stocks included in the Fund are concentrated in a single sector, oil service. Investment in the Notes will increase your portfolio’s exposure to fluctuations in the oil service sector.
♦	Antidilution adjustments — Although the calculation agent will adjust the amount payable at maturity by adjusting the number of depositary receipts of the Fund that are used to calculate a cash equivalent that may be paid at maturity for certain events affecting the depositary receipts of the Fund, such as share splits, share dividends, and certain other actions involving the depositary receipts of the Fund, the calculation agent is not required to make an adjustment for every event that can affect the depositary receipts of the Fund. If an event occurs that does not require the calculation agent to adjust the number of depositary receipts of the Fund that are used to calculate a cash equivalent that may be paid at maturity, the market value of your Notes and the payment at maturity may be materially and adversely affected.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Supplemental U.S. Tax Considerations” on page PS-38 of the YONCP product supplement and consult your tax advisor about your tax situation.
Hypothetical Examples

Hypothetical Examples — Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	24 months
Coupon per annum:	13.00% (or $0.7719 per monthly period)
Initial price of the Fund:	$71.25 per depositary receipt
Trigger price:	$49.88 (70% of the initial price)
Principal amount:	$71.25 per Note (set equal to the initial price)
Dividend yield on the depositary receipts of the Fund**:	1.00%
*	Actual coupon and terms for the Note to be set on the trade date.
**	Dividend yield assumed received by holders of the depositary receipts of the Fund during the term of the Notes.

Scenario #1: The final price of the Fund is not below the trigger price of $49.88.

Since the final price of the Fund is not below the trigger price of $49.88, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the Fund if the price appreciation of the depositary receipts of the Fund (plus dividends, if any) is less than 26.00%.

If the closing price of the Fund on the final valuation date is $71.25 (no change in the price of the depositary receipts of the Fund):

Payment at Maturity:	$71.25
Coupon:	$18.53	($0.7719 × 24 = $18.53)
Total	$89.78
Total Return on the Notes:	26.00%

In this example, the total return on the Notes is 26.00% while the total return on the depositary receipts of the Fund is 1% (including dividends).

If the closing price of the Fund on the final valuation date is $92.63 (an increase of 30%):

Payment at Maturity:	$71.25
Coupon:	$18.53	($0.7719 × 24 = $18.53)
Total	$89.78
Total Return on the Notes:	26.00%

In this example, the total return on the Notes is 26.00% while the total return on the depositary receipts of the Fund is 31% (including dividends).

If the closing price of the Fund on the final valuation date is $60.56 (a decline of 15%):

Payment at Maturity:	$71.25
Coupon:	$18.53	($0.7719 × 24 = $18.53)
Total	$89.78
Total Return on the Notes:	26.00%

In this example, the total return on the Notes is 26.00% while the total return on the depositary receipts of the Fund is a loss of 14% (including dividends).

Scenario #2: The final price of the Fund is below the trigger price of $49.88.

Since the final price of the Fund is below the Trigger Price of $49.88, you will receive at maturity the cash equivalent of one depositary receipt of the Fund for every Note you hold. The payment received at maturity and the total return on the Notes at that time depends on the final price of the Fund.

If the closing price of the Fund on the final valuation date is $32.06 (a decline of 55%):

Payment at Maturity:	$32.06
Coupon:	$18.53	($0.7719 × 24 = $18.53)
Total	$50.59
Total Return on the Notes:	-29.00%

In this example, the total return on the Notes is a loss of 29.00% while the total return on the depositary receipts of the Fund is a loss of 54% (including dividends).

If the closing price of the Fund on the final valuation date is $49.16 (a decline of 31%):

Payment at Maturity:	$49.16
Coupon:	$18.53	($0.7719 × 24 = $18.53)
Total	$67.69
Total Return on the Notes:	-5.00%

In this example, the total return on the Notes is a loss of 5.00% while the total return on the depositary receipts of the Fund is a loss of 30% (including dividends).

If the closing price of the Fund on the final valuation date is $14.25 (a decline of 80%):

Payment at Maturity:	$14.25
Coupon:	$18.53	($0.7719 × 24 = $18.53)
Total	$32.78
Total Return on the Notes:	-54.00%

In this example, the total return on the Notes is a loss of 54.00% while the total return on the depositary receipts of the Fund is a loss of 79% (including dividends).

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

Term:	24 months
Coupon per annum:	13.00% (or $0.7719 per monthly period)
Initial price:	$71.25 per depositary receipt
Trigger price:	$49.88 (70% of the initial price)
Principal amount:	$71.25 per Note (set equal to the initial price)
Dividend yield**:	1.00%
*	Actual coupon and terms for the Notes to be set on the trade date.
**	Dividend yield assumed received by holders of the depositary receipts of the Fund during the term of the Notes.

Underlying			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Depositary Receipt Price(3)	Depositary Receipt Price Return	Total Return at Maturity(4)	Payment at Maturity	Total Return at Maturity(5)	Payment at Maturity(6)	Total Return at Maturity
$106.88	50.00%	51.00%	$89.78	26.00%	n/a	n/a
$103.31	45.00%	46.00%	$89.78	26.00%	n/a	n/a
$99.75	40.00%	41.00%	$89.78	26.00%	n/a	n/a
$96.19	35.00%	36.00%	$89.78	26.00%	n/a	n/a
$92.63	30.00%	31.00%	$89.78	26.00%	n/a	n/a
$89.06	25.00%	26.00%	$89.78	26.00%	n/a	n/a
$85.50	20.00%	21.00%	$89.78	26.00%	n/a	n/a
$81.94	15.00%	16.00%	$89.78	26.00%	n/a	n/a
$78.38	10.00%	11.00%	$89.78	26.00%	n/a	n/a
$74.81	5.00%	6.00%	$89.78	26.00%	n/a	n/a
$71.25	0.00%	1.00%	$89.78	26.00%	n/a	n/a
$67.69	-5.00%	-4.00%	$89.78	26.00%	n/a	n/a
$64.13	-10.00%	-9.00%	$89.78	26.00%	n/a	n/a
$60.56	-15.00%	-14.00%	$89.78	26.00%	n/a	n/a
$57.00	-20.00%	-19.00%	$89.78	26.00%	n/a	n/a
$53.44	-25.00%	-24.00%	$89.78	26.00%	n/a	n/a
$49.88	-30.00%	-29.00%	$89.78	26.00%	n/a	n/a
$46.31	-35.00%	-34.00%	n/a	n/a	$64.84	-9.00%
$42.75	-40.00%	-39.00%	n/a	n/a	$61.28	-14.00%
$39.19	-45.00%	-44.00%	n/a	n/a	$57.71	-19.00%
$35.63	-50.00%	-49.00%	n/a	n/a	$54.15	-24.00%
$32.06	-55.00%	-54.00%	n/a	n/a	$50.59	-29.00%
$28.50	-60.00%	-59.00%	n/a	n/a	$47.03	-34.00%
$24.94	-65.00%	-64.00%	n/a	n/a	$43.46	-39.00%
$21.38	-70.00%	-69.00%	n/a	n/a	$39.90	-44.00%
(1)	A trigger event does not occur if the final price of the Fund is not below the trigger price.
(2)	A trigger event occurs if the final price of the Fund is below the trigger price.
(3)	The final depositary receipt price is as of the final valuation date.
(4)	The total return at maturity on the depositary receipts of the Fund includes a 1% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments.
(6)	Payment will consist, in part, of the cash equivalent of depositary receipts of the Fund.
Information about the Underlying

Included on the following pages is a brief description of the issuer of the depositary receipts of the Fund. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the depositary receipts of the Fund. The information given below is for the four calendar quarters in each of 2006, 2007 and 2008. Partial data is provided for the first calendar quarter of 2009. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the depositary receipts of the Fund as an indication of future performance.

The depositary receipts of the Fund are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the depositary receipts of the Fund with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the depositary receipts of the Fund under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Oil Service HOLDRSSM Trust

We have derived all information contained in this free writing prospectus regarding the Fund, including, without limitation, its make-up and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Oil Service HOLDRSSM Trust. We make no representations or warranty as to the accuracy or completeness of the information derived from public sources.

The Oil Service HOLDRSSM Trust (the “Fund”) was formed under a depositary trust agreement, dated as of February 6, 2001 among The Bank of New York, as trustee, Merrill Lynch, Pierce, Fenner & Smith Incorporated, other depositors and the owners of the depositary receipts of the Fund. The Fund is not a registered investment company under the Investment Company Act of 1940. The Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol “OIH”.

The Fund currently holds shares of common stock issued by a group of specified companies that, at the time of the initial offering, among other things, provided drilling, well-site management and related products and services for the oil service industry. There are currently 16 companies included in the Fund, which may change as a result of reconstitution events, distributions of securities by issuers of the common stock held by the Fund or other events. The depositary receipts of the Fund are separate from the common stocks that the Fund invests in.

Information provided to or filed with the SEC by the Fund pursuant to the Securities Act of 1933 can be located by reference to SEC file number 333-52022 or CIK code 0001132338 through the SEC’s website at http://www.sec.gov. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any accompanying prospectus.

The payment you receive at maturity on the Notes will be based on the value of the depositary receipts of the Fund.

Historical Performance of the Fund

The following table sets forth the quarterly high and low closing prices for the Fund, based on daily closing prices on the NYSE Arca, as reported by Bloomberg. The closing price of the Fund on March 9, 2009 was $67.22. The actual initial price will be the closing price of the Fund on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
5/22/2006	6/30/2006	$143.27	$121.81	$137.64
7/3/2006	9/29/2006	$139.72	$111.08	$119.54
10/2/2006	12/29/2006	$138.54	$112.91	$128.67
1/3/2007	3/30/2007	$136.81	$116.23	$134.83
4/2/2007	6/29/2007	$166.68	$137.64	$161.37
7/2/2007	9/28/2007	$180.93	$148.87	$177.43
10/1/2007	12/31/2007	$189.92	$164.99	$185.68
1/2/2008	3/31/2008	$189.65	$152.96	$173.83
4/1/2008	6/30/2008	$222.91	$181.19	$220.95
7/1/2008	9/30/2008	$223.10	$125.96	$145.59
10/1/2008	12/31/2008	$139.58	$65.55	$73.56
1/2/2009*	3/9/2009*	$86.33	$66.67	$67.22
*	As of the date of this free writing prospectus information for the first calendar quarter of 2009 includes data for the period from January 2, 2009 through March 9, 2009. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first quarter of 2009.

The graph below illustrates the performance of the Fund from January 2, 2003 through March 9, 2009, based on information from Bloomberg. The dotted line represents the hypothetical Trigger Price, equal to 70% of the closing price of the Fund on March 9, 2009. The actual Trigger Price applicable to the Notes will be determined on the trade date and will equal 70% of the closing price of the Fund on the trade date. Past performance of the Fund is not indicative of the future performance of the Fund.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2008 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	289,700	271,662
Total Debt	289,700	271,662
Minority Interest(2)	8,002	7,504
Shareholders’ equity	32,800	30,758
Total capitalization	330,502	309,923
(1)	includes Money Market Paper and Medium Term Notes as per Balance sheet position
(2)	includes Trust preferred securities

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.93773 (the exchange rate in effect as of December 31, 2008).

Supplemental Plan of Distribution

We will agree to sell to UBS Financial Services Inc. and certain of its affiliates, together the “Agents,” and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of the final pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.